January 23, 2013

Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-3561

Re:	Legg Mason, Inc.
Registration Statement on Form S-4 (File No. 333-182640)

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Legg Mason, Inc., a Maryland corporation (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-4 (File No. 333-182640) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission (the “Commission”) so that the Registration Statement will become effective at 4:00 p.m., Eastern Standard Time, on January 24, 2013, or as soon as practicable thereafter.

The Company acknowledges that should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.  In addition, the Company acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement.  The Company further acknowledges that it may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Legg Mason, Inc.
By: /s/ Thomas C. Merchant
Name: Thomas C. Merchant
Title: Vice President and General
Counsel, Corporate